Exhibit 99.1

Pinduoduo Announces Third Quarter 2019 Unaudited Financial Results

SHANGHAI, CHINA, November 20, 2019 (GLOBE NEWSWIRE) — Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), an innovative and fast growing technology platform and one of the leading Chinese e-commerce players, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Highlights

•                          GMV1 in the twelve-month period ended September 30, 2019 was RMB840.2 billion (US$2117.5 billion), an increase of 144% from RMB344.8 billion in the twelve-month period ended September 30, 2018.

•                          Total revenues in the quarter were RMB7,513.9 million (US$1,051.2 million), an increase of 123% from RMB3,372.4 million in the same quarter of 2018.

•                          Average monthly active users3 in the quarter were 429.6 million, an increase of 85% from 231.7 million in the same quarter of 2018.

•                          Active buyers4 in the twelve-month period ended September 30, 2019 were 536.3 million, an increase of 39% from 385.5 million in the twelve-month period ended September 30, 2018.

•                          Annual spending per active buyer5 in the twelve-month period ended September 30, 2019 was RMB1,566.7 (US$219.2), an increase of 75% from RMB894.4 in the twelve-month period ended September 30, 2018.

“We celebrated our fourth anniversary in early October with an annual active buyer base exceeding half a billion for the twelve-month period ended September 30, 2019,” said Mr. Zheng Huang, Chairman and Chief Executive Officer of Pinduoduo. “We continued to invest in our users throughout the third quarter, and stepped our marketing up a notch from the second half of September for the launch of our anniversary sale. This has added to our steady momentum of user growth as our average monthly active users grew by 64 million from the prior quarter to reach 430 million. Coupled with greater user engagement and frequency of visit, annual spending per active buyer has grown 75% year-over-year, driving our last-twelve-month GMV up 144% to reach RMB840.2 billion. We will work even harder to deliver a consistently improving user experience and build up our users’ trust and familiarity with our platform.”

1         “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over certain amounts (RMB100,000) and transactions by buyers over a certain amount (RMB1,000,000) per day.

2         This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3         “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4         “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5         “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“For the quarter ended September 30, 2019, our total revenues increased by 123% year-over-year to RMB7,513.9 million, as merchant demand for our online marketing services continued to grow,” added Mr. David Liu, Vice President of Strategy. “While we continue to invest in sales and marketing, we also maintain a healthy cash position, with positive operating cashflows and over RMB40.3 billion in cash, cash equivalents and short-term investments. This puts us in a good position to make the necessary investments for our long-term growth.”

Third Quarter 2019 Unaudited Financial Results

Total revenues were RMB7,513.9 million (US$1,051.2 million), an increase of 123% from RMB3,372.4 million in the same quarter of 2018. The increase was primarily due to an increase in revenues from online marketing services.

•                          Revenues from online marketing services were RMB6,711.4 million (US$938.9 million), an increase of 126% from RMB2,974.1 million in the same quarter of 2018.

•                          Revenues from transaction services were RMB802.5 million (US$112.3 million), an increase of 101% from RMB398.3 million in the same quarter of 2018.

Total costs of revenues were RMB1,833.3 million (US$256.5 million), an increase of 137% from RMB774.7 million in the same quarter of 2018. The increase was mainly due to higher costs for cloud services, call center and merchant support services.

Total operating expenses were RMB8,472.6 million (US$1,185.4 million), compared with RMB3,867.2 million in the same quarter of 2018.

•                          Sales and marketing expenses were RMB6,908.8 million (US$966.6 million), an increase of 114% from RMB3,229.6 million in the same quarter of 2018, mainly due to an increase in online and offline advertisement and promotions.

•                          General and administrative expenses were RMB436.6 million (US$61.1 million), an increase of 43% from RMB305.6 million in the same quarter of 2018, primarily due to expenses relating to our initiatives where we work with local governments to alleviate rural poverty.

•                          Research and development expenses were RMB1,127.2 million (US$157.7 million), an increase of 240% from RMB332.0 million in the same quarter of 2018. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel, and an increase in R&D-related cloud services expenses and share-based compensation expenses.

Operating loss was RMB2,792.0 million (US$390.6 million), compared with operating loss of RMB1,269.5 million in the same quarter of 2018. Non-GAAP operating loss6 was RMB2,123.5 million (US$297.1 million), compared with RMB790.0 million in the same quarter of 2018.

Net loss attributable to ordinary shareholders was RMB2,335.0 million (US$326.7 million), compared with net loss of RMB1,098.3 million in the same quarter of 2018. Non-GAAP net loss attributable to ordinary shareholders was RMB1,660.4 million (US$232.3 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB618.9 million in the same quarter of 2018.

Basic and diluted net loss per ADS were RMB2.00 (US$0.28), compared with net loss per ADS of RMB1.20 in the same quarter of 2018. Non-GAAP basic and diluted net loss per ADS were RMB1.44 (US$0.20), compared with non-GAAP basic and diluted net loss per ADS of RMB0.68 in the same quarter of 2018.

Net cash provided by operating activities was RMB2,618.2 million (US$366.3 million), compared with RMB1,631.4 million in the same quarter of 2018, primarily due to an increase in online marketing services revenues.

Cash, cash equivalents and restricted cash were RMB34.4 billion (US$4.8 billion) as of September 30, 2019, compared with RMB30.5 billion as of December 31, 2018.

6         The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Wednesday, November 20, 2019 (8:30 PM Beijing/Hong Kong Time on Wednesday, November 20, 2019).

Dial-in numbers for the live conference call are as follows:

International	+65-6713-5090
Mainland China	4006-208-038
U.S.	+1-845-675-0437
U.K.	+44-203-621-4779
Hong Kong	+852-3018-6771
Passcode:	Pinduoduo

A telephone replay of the call will be available after the conclusion of the conference call until 7:59 AM ET on November 28, 2019.

Dial-in numbers for the replay are as follows:

International	+61-2-8199-0299
U.S.	+1-646-254-3697
Passcode:	6476266

A live and archived webcast of the conference call will be available on the Investor Relations section of Pinduoduo’s website at http://investor.pinduoduo.com/

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses and interest expenses related to the convertible bonds’ amortization to face value.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and interest expenses related to the Convertible bonds’ amortization to face value, which is a non-cash charge. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is an innovative and fast growing technology platform that provides buyers with value-for-money merchandise and a fun and interactive shopping experience. The Pinduoduo mobile platform offers a comprehensive selection of attractively priced merchandise, featuring a dynamic social shopping experience that leverages social networks effectively.

For more information, please visit http://investor.pinduoduo.com/

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
		(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	14,160,322	15,694,045	2,195,678
Restricted cash	16,379,364	18,672,032	2,612,313
Receivables from online payment platforms	247,586	524,436	73,371
Short-term investments	7,630,689	24,560,779	3,436,179
Amounts due from related parties	1,019,033	1,253,490	175,370
Prepayments and other current assets	953,989	884,602	123,762
Total current assets	40,390,983	61,589,384	8,616,673

Non-current assets
Property and equipment, net	29,075	38,153	5,338
Intangible asset	2,579,338	2,182,296	305,314
Right-of-use assets	—	316,239	44,243
Other non-current assets	182,667	449,990	62,956
Total non-current assets	2,791,080	2,986,678	417,851

Total Assets	43,182,063	64,576,062	9,034,524

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amounts due to related parties	478,113	2,085,604	291,787
Customer advances	191,482	379,001	53,024
Payable to merchants	17,275,934	19,819,656	2,772,872
Accrued expenses and other liabilities	2,225,667	4,197,751	587,287
Merchant deposits	4,188,273	6,654,130	930,947
Lease liabilities	—	80,882	11,316
Total current liabilities	24,359,469	33,217,024	4,647,233
Convertible bonds	—	5,140,305	719,155
Lease liabilities	—	254,508	35,607
Other non-current liabilities	—	7,949	1,112
Total non-current liabilities	—	5,402,762	755,874

Total Liabilities	24,359,469	38,619,786	5,403,107
Shareholders’ equity
Ordinary Shares	142	148	21
Additional paid-in capital	29,114,527	40,695,277	5,693,479
Accumulated other comprehensive income	1,035,783	1,804,675	252,483
Accumulated deficits	(11,327,858)	(16,543,824)	(2,314,566)
Total shareholders’ equity	18,822,594	25,956,276	3,631,417
Total liabilities and shareholders’ equity	43,182,063	64,576,062	9,034,524

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services	3,372,418	7,513,948	1,051,240	7,466,068	19,349,160	2,707,047
Total Revenues	3,372,418	7,513,948	1,051,240	7,466,068	19,349,160	2,707,047

Costs of revenues
Costs of online marketplace services	(774,684)	(1,833,318)	(256,491)	(1,481,214)	(4,301,341)	(601,780)
Total costs of revenues	(774,684)	(1,833,318)	(256,491)	(1,481,214)	(4,301,341)	(601,780)

Gross profit	2,597,734	5,680,630	794,749	5,984,854	15,047,819	2,105,267

Sales and marketing expenses	(3,229,647)	(6,908,755)	(966,570)	(7,417,839)	(17,901,713)	(2,504,542)
General and administrative expenses	(305,569)	(436,610)	(61,084)	(6,135,003)	(951,030)	(133,054)
Research and development expenses	(331,997)	(1,127,238)	(157,706)	(590,844)	(2,597,983)	(363,470)
Total operating expenses	(3,867,213)	(8,472,603)	(1,185,360)	(14,143,686)	(21,450,726)	(3,001,066)

Operating loss	(1,269,479)	(2,791,973)	(390,611)	(8,158,832)	(6,402,907)	(895,799)

Interest income	164,819	414,615	58,006	351,583	1,069,285	149,598
Interest expense	—	(6,150)	(860)	—	(6,150)	(860)
Foreign exchange gain	5,419	33,542	4,693	6,879	76,416	10,691
Other income, net	918	23,176	3,242	7,138	55,608	7,780

Loss before income tax and share of results of equity investee	(1,098,323)	(2,326,790)	(325,530)	(7,793,232)	(5,207,748)	(728,590)
Share of results of equity investee	—	(8,218)	(1,150)	—	(8,218)	(1,150)
Income tax expenses	—	—	—	—	—	—
Net loss	(1,098,323)	(2,335,008)	(326,680)	(7,793,232)	(5,215,966)	(729,740)

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(1,098,323)	(2,335,008)	(326,680)	(7,793,232)	(5,215,966)	(729,740)
Deemed distribution to certain holders of convertible preferred shares	—	—	—	(80,496)	—	—
Net loss attributable to ordinary shareholders	(1,098,323)	(2,335,008)	(326,680)	(7,873,728)	(5,215,966)	(729,740)

Loss per ordinary share:
-Basic	(0.30)	(0.50)	(0.07)	(3.19)	(1.13)	(0.16)
-Diluted	(0.30)	(0.50)	(0.07)	(3.19)	(1.13)	(0.16)

Loss per ADS (4 ordinary shares equals 1 ADS ):
-Basic	(1.20)	(2.00)	(0.28)	(12.76)	(4.52)	(0.64)
-Diluted	(1.20)	(2.00)	(0.28)	(12.76)	(4.52)	(0.64)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	3,678,051	4,649,429	4,649,429	2,467,082	4,619,623	4,619,623
-Diluted	3,678,051	4,649,429	4,649,429	2,467,082	4,619,623	4,619,623

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Online marketplace services
- Online marketing services	2,974,145	6,711,455	938,967	6,453,197	17,126,942	2,396,147
- Transaction services	398,273	802,493	112,273	1,012,871	2,222,218	310,900
Total	3,372,418	7,513,948	1,051,240	7,466,068	19,349,160	2,707,047

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	559	8,567	1,199	1,370	16,579	2,319
Sales and marketing expenses	180,468	219,008	30,640	213,961	623,508	87,232
General and administrative expenses	264,782	206,066	28,830	6,040,515	562,118	78,643
Research and development expenses	33,652	234,786	32,848	57,715	556,829	77,903
Total	479,461	668,427	93,517	6,313,561	1,759,034	246,097

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	1,631,413	2,618,232	366,303	2,035,530	5,222,963	730,719
Net cash used in investing activities	(6,217,168)	(16,175,856)	(2,263,085)	(7,309,874)	(16,857,806)	(2,358,494)
Net cash provided by financing activities	11,537,514	6,967,004	974,720	17,358,293	14,960,832	2,093,098
Effect of exchange rate changes on cash, cash equivalents and restricted cash	359,056	292,531	40,927	613,877	500,402	70,009

Increase/(decrease) in cash, cash equivalents and restricted cash	7,310,815	(6,298,089)	(881,135)	12,697,826	3,826,391	535,332
Cash, cash equivalents and restricted cash at beginning of period	17,816,012	40,664,166	5,689,126	12,429,001	30,539,686	4,272,659

Cash, cash equivalents and restricted cash at end of period	25,126,827	34,366,077	4,807,991	25,126,827	34,366,077	4,807,991

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(1,269,479)	(2,791,973)	(390,611)	(8,158,832)	(6,402,907)	(895,799)
Add: Share-based compensation	479,461	668,427	93,517	6,313,561	1,759,034	246,097
Non-GAAP operating loss	(790,018)	(2,123,546)	(297,094)	(1,845,271)	(4,643,873)	(649,702)

Net loss attributable to ordinary shareholders	(1,098,323)	(2,335,008)	(326,680)	(7,873,728)	(5,215,966)	(729,740)
Add: Share-based compensation	479,461	668,427	93,517	6,313,561	1,759,034	246,097
Add: Interest expense related to convertible bonds’ amortization to face value	—	6,150	860	—	6,150	860
Non-GAAP net loss attributable to ordinary shareholders	(618,862)	(1,660,431)	(232,303)	(1,560,167)	(3,450,782)	(482,783)

Weighted-average number of outstanding ordinary shares - basic and diluted (in thousands)	3,678,051	4,649,429	4,649,429	2,467,082	4,619,623	4,619,623
Non-GAAP basic loss per share	(0.17)	(0.36)	(0.05)	(0.63)	(0.75)	(0.10)
Non-GAAP basic loss per ADS	(0.68)	(1.44)	(0.20)	(2.52)	(3.00)	(0.40)
Non-GAAP diluted loss per share	(0.17)	(0.36)	(0.05)	(0.63)	(0.75)	(0.10)
Non-GAAP diluted loss per ADS	(0.68)	(1.44)	(0.20)	(2.52)	(3.00)	(0.40)